Keith L. Halverstam Direct Dial: 212-906-1761 Keith.halverstam@lw.com	200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

FIRM / AFFILIATE OFFICES
February 12, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. William Mastrianna

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Ayala Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted January 8, 2020
CIK No. 0001797336

Dear Mr. Mastrianna:

On behalf of Ayala Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 5, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

February 12, 2020

Prospectus Summary, page 1

1.

We note your statements indicating that your small molecule therapeutics are potentially “best-in-class”. This term suggests that your product candidates are effective, likely to be approved and favorable as compared to competitive products and product candidates. Given the status of development, it is premature and inappropriate for you to make such statements or implications at this time. Accordingly, please delete all references in your registration statement to your product candidates being potentially “best-in-class”.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure to delete this phrase on pages 1, 81, 93, 101 and F-7 of Amendment No. 1.

2.

We note the inclusion of your collaboration program with Novartis in your pipeline table. Given the status of development and the limited disclosure on pages 115-116 concerning the program, it is premature to highlight this program prominently in your Summary pipeline table. Accordingly, please revise to remove this program from the Summary table.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 3, 95, 116 and 117 of Amendment No. 1. The Company respectfully advises the Staff that the AL 102 collaboration program with Novartis has progressed into a Phase 1 study and has provided the Company with valuable preclinical data. These additional data are now disclosed on pages 116 and 117 of Amendment No. 1.

The Company further advises the Staff that, with the additional disclosure regarding these data, the Novartis collaboration program is appropriately disclosed in the pipeline table.

3.	Please revise your disclosures on pages 2-3 concerning clinical trial results to indicate whether the reported results are statistically significant.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 1, 3, 81, 93, 94 and 111 of Amendment No. 1 to address statistical significance.

4.	For each study where you report results concerning efficacy, please revise to indicate whether the trials were powered to assess statistical significance for any endpoints.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 102, 111, 113, 114 and 115.

February 12, 2020

5.

Revise to explain briefly key measures you cite in this section, including terms such as “disease control rate” and “overall response rate.” Also, please ensure that you provide a balanced presentation of results. In this regard, we note that your discussion of the interim Phase 2 ACCURACY trial results highlights the percentage of patients displaying “partial responses” and “stable disease” but it does not indicate whether any patients displayed a “complete response.”

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 2, 93, 94, and 102 of Amendment No. 1.

6.

We note that your disclosures on page 4 highlight your strategy to rapidly advance your clinical development of three programs. With reference to your disclosures on pages 22 and 102, please revise to highlight in the Summary the risk that you may not be able to identify a sufficient number of patients to initiate and complete your clinical trials in a timely manner, including with respect to your on-going Phase 2 ACCURACY Trial.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 5 and 22 of Amendment No. 1.

Risk Factors, page 11

7.

You may not disclaim responsibility for your disclosures, particularly as it relates to interpretations of trial data that you present throughout the prospectus. Accordingly, please revise to remove this risk factor. Alternatively, please explain to us why this risk factor disclosure is appropriate and discuss your consideration of Rule 436(a).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not disclaiming responsibility for its disclosures. The risk factor titled “We were not involved in the early development of our lead product candidates or in the development of third-party agents used in combination with our product candidates; therefore, we are dependent on third parties having accurately generated, collected and interpreted data from certain preclinical studies and clinical trials for our product candidates” is included to disclose the risk that certain trial data was produced before the Company’s acquisition of AL101 and AL102, as well as separately from the Company in connection with its license of AL102 to Novartis, and should any such data have been incorrectly collected or interpreted, the Company would be subject to additional costs and delay, which could adversely affect its financial position and delay its ability to commercialize AL101 and AL102.

Additionally, the Company does not believe that BMS’ involvement in the early stage development of its lead product candidates makes BMS an “expert” within the meaning of Section 7 or Rule 436(a) of the Securities Act. The Company notes that BMS is neither an accountant, nor an engineer, nor an appraiser nor any person whose profession gives authority to its statements and the disclosure does not indicate that BMS should be considered as an expert with respect to its work.

February 12, 2020

8.	Please revise the disclosure on page 22 to clarify which “trial” you may not be able to initiate by the target date and identify such date.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 22 of Amendment No. 1.

Use of Proceeds, page 74

9.

Please revise to disclose the approximate amount of proceeds that you intend to allocate toward the development of each AL101 and AL102 program that you identify in the Summary pipeline table. For each program, disclose the trial phase or phases that you intend to fund with the proceeds and indicate whether your plans call for additional funding to complete that phase or phases. Also tell us whether a material portion of the offering proceeds is intended to be allocated to the development of companion diagnostics.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent amendment to the Draft Registration Statement at which time it will have more information about the size of the offering and the allocation of the proceeds.

Management’s Discussion and Analysis

Research and Development Expenses, page 84

10.

You disclosed multiple drug candidates with multiple indications and that research and development is a significant aspect of your business. Please expand to provide more detail for your research and development expenses during each period presented, including but not limited to, by drug candidates and/or by indications, as well as by the nature of the expenses.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in the next amendment to the Draft Registration Statement, which the Company anticipates will include audited financial statements for the fiscal year ended December 31, 2019.

February 12, 2020

Critical Accounting Policies and Use of Estimates, page 87

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

Contractual Obligations, page 91

12.

Please tell us what consideration was given to including the future payments you may be obligated to pay under the BMS License Agreement in your contractual obligations table. Refer to Item 303(a)(5) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with consideration to Item 303(a)(5) of Regulation S-K, the Company believes future payments under the BMS License Agreement should not be included in its contractual obligations table.

The only future payments the Company may be obligated to pay under the BMS License Agreement are potential contingent payments upon the achievement by the Company of specified regulatory and commercial events, as applicable, or patent prosecution or royalty payments. Given the timing and likelihood of these contingent payments are not currently known and would be difficult to predict or estimate, the Company believes the payments are correctly excluded from the contractual obligations table.

The Company further advises the Staff that it has revised the disclosure on page 91 of Amendment No. 1 to provide context as to why these potential future obligations are not included.

Business, page 93

13.	For each clinical trial you discuss, please disclose whether there were treatment-related serious adverse events and, if so, identify them.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 106, 112, 113, 114 and 115 of Amendment No. 1 to include treatment-related serious adverse events, or TRSAEs, for each clinical trial discussed.

The Company respectfully advises the Staff that the presentation of the TRSAEs for the four Phase 1 studies conducted by BMS prior to the Company’s acquisition of AL101 and AL102 is presented to the same extent presented in the BMS Phase 1 study reports.

February 12, 2020

14.	Given the status of your clinical development programs, please tell us the basis for your claim on page 98 that your GSIs are “highly potent and selective.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s GSIs are “potent” because AL101 and AL102 were shown to inhibit cleavage of Notch receptors 1-4 at nM concentrations. Inhibition at such low concentrations of inhibitors demonstrates high potency.

The Company further advises the Staff that AL101 and AL102 were evaluated for their ability to modulate ligand interactions against a panel of 33 protein targets. The panel was designed to define a broad and relevant selectivity profile and included G-protein coupled receptors, transporters, ion channels, nuclear hormone receptors and enzymes. AL101 and AL102 did not significantly alter ligand binding or functional activity against any of these 33 unique pharmacological targets at high concentrations between 10 and 150 µM, which indicated that AL101 and AL102 are “selective.”

The Company further advises the Staff that in response it has revised the disclosure on page 98 of Amendment No. 1 to delete the term “highly.”

15.	Please reconcile your disclosure in the final sentence on page 99 with the two footnotes on page 100 which indicate that two of the three third-party drug candidates are not under active development.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 99 of Amendment No. 1.

16.

Please revise the discussion that accompanies the first table on page 100 to clarify how these results demonstrate the relative inhibitory potency of your product candidates and also discuss why the levels achieved support continued clinical development. Also, briefly discuss the term “PDX model” and clarify whether this relates to a mouse model.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 100 of Amendment No. 1.

The Company further advises the Staff that a patient-derived xenograft, or PDX, model is a form of mouse model that involves mice that are implanted with tumor tissue derived from individual patient biopsies. A description of how PDX models are conducted is included on pages 96 and 107 of Amendment No. 1. The “mouse models” included in the graphics on page 100 of Amendment No. 1 are not PDX models because the mice were implanted with immortalized clonal cancer cells as opposed to patient-derived tumors.

February 12, 2020

Expanding Our Addressable Patient Population, page 99

17.

We note you have entered into a collaboration agreement with ArcherDX, Inc. Please revise to discuss the terms of the collaboration and file the agreement as an exhibit or explain why it is not a material contract.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the ArcherDX agreement is not material for the following reasons: (i) the agreement can be terminated by the Company without cause with 120 day’s prior written notice; (ii) the dollar value of the agreement is not material in relation to the Company’s total expenses; (iii) the Company can progress its existing and planned clinical trials without the collaboration with ArcherDX; and (iv) the Company can, and is currently soliciting quotes with respect to, the same services from other companies similar to ArcherDX.

License Agreements, page 116

18.	For each of your license agreements, please revise to clarify the term of the agreement and the duration of the royalty obligations.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 83, 118, 119, 120, F-15, F-16 and F-17 of Amendment No. 1.

The Company respectfully advises the Staff that the term of the BMS License Agreement is tied to the duration of royalty obligations thereunder, which has now been clarified in Amendment No. 1. The Company further advises the Staff that the term of the Novartis License Agreement is not tied to the duration of the royalty obligations thereunder and the current disclosure fully discloses all relevant information regarding the term. However, the Company has revised the disclosure in Amendment No. 1 to include a description of the duration of the royalty obligations under the Novartis License Agreement.

Choice of Forum, page 157

19.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 159 of Amendment No. 1.

February 12, 2020

Financial Statements

Note 2. Significant Accounting Policies

Consolidated Financial Statements in U.S. Dollars, page F-8

20.

You disclose that the functional and reporting currency of the company is the U.S. dollar, while also disclose that a substantial portion of your subsidiary’s expenses are paid in new Israeli shekels. Please tell us and revise if necessary what you consider to be the functional currency for your subsidiary. Refer to ASC 830-10-45-2, which requires that the assets, liabilities, and operations of a foreign entity shall be measured using the functional currency of that entity.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page F-8 of Amendment No. 1.

The Company further advises the Staff that it has reviewed ASC 830-10-45-2 which requires that the assets, liabilities, and operations of a foreign entity shall be measured using the functional currency of that entity. An entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

In addition, ASC 830-10-45-4 states that “multinational reporting entities may consist of entities operating in a number of economic environments and dealing in a number of foreign currencies. All foreign operations are not alike. To fulfill the objectives in paragraph 830-10-10-2, it is necessary to recognize at least two broad classes of foreign operations:

a.

In the first class are foreign operations that are relatively self-contained and integrated within a particular country or economic environment. The day-to-day operations are not dependent on the economic environment of the parent’s functional currency; the foreign operation primarily generates and expends foreign currency. The foreign currency net cash flows that it generates may be reinvested or converted and distributed to the parent. For this class, the foreign currency is the functional currency.

b.

In the second class are foreign operations that are primarily a direct and integral component or extension of the parent entity’s operations. Significant assets may be acquired from the parent entity or otherwise by expending dollars and, similarly, the sale of assets may generate dollars that are available to the parent.

February 12, 2020

Financing is primarily by the parent or otherwise from dollar sources. In other words, the day-to-day operations are dependent on the economic environment of the parent’s currency, and the changes in the foreign entity’s individual assets and liabilities impact directly on the cash flows of the parent entity in the parent’s currency. For this class, the dollar is the functional currency.”

The Company further advises the Staff that it has determined that its foreign subsidiary meets the definition of the second class of foreign operations as defined in ASC 830-10-45-4. Hence, the functional currency of the foreign subsidiary is the functional currency of the parent Company, which is the U.S. Dollar.

The foreign subsidiary operates as an R&D center on behalf of the parent Company, and its operation is controlled and managed by the parent Company at its full and direct discretion. Furthermore, the parent Company owns the intellectual property (“IP”) rights and all future developments that will arise from the use of the parent Company’s IP. Therefore, the foreign operation is a direct and integral extension of the parent Company’s operations.

In addition, the foreign subsidiary cannot operate without financing from the parent Company. The foreign subsidiary does not have an independent budget and the day-to-day operations of the foreign subsidiary is dependent on the economic environment of the parent Company’s currency. The Company’s financing is predominantly in U.S. Dollar, and this currency is dominant in management’s consolidated budgeting and pricing process. Furthermore, the foreign subsidiary expenses have a direct impact on the parent Company’s cash flows through the time and material (cost-plus) reimbursement arrangement.

As a result, the functional currency of the foreign subsidiary is the U.S. Dollar.

Note 5. Commitments and Contingent Liabilities, page F-16

21.	Please expand your disclosures related to your BMS License Agreement to clarify the following:

•

You disclose that in November 2017 you entered into the BMS License Agreement under which BMS granted you a license related to BMS Licensed Products. In light of the fact that you issued the shares of Series A Preferred stock in 2018, disclose when the license was transferred and, if applicable, why the license was transferred before the shares were issued. Supplementally support your basis for the timing of your recognition of the related research and development expense; and

•	Separately quantify the amount of the fixed upfront payment and the value of the Series A convertible preferred shares issued to BMS.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page F-15 of Amendment No. 1.

February 12, 2020

The Company further advises the Staff that the license was transferred to the Company on November 28, 2017 at the time the BMS License Agreement was executed (the “Effective Date”). The Company further advises the Staff that the $6 million payment was made on the Effective Date. Pursuant to the terms of the BMS License Agreement, BMS was eligible to receive Series A Preferred Stock within 60 days of the Effective Date (end of January 2018). However, the Series A Preferred Stock was not issued until March 2018. Notwithstanding the foregoing, BMS was eligible to all of the corresponding rights of a Series A Preferred Stock holder as of the Effective Date. As such, all related costs to the BMS license and transfer were recorded in 2017.

Note 11. Net Loss per Share, page F-26

22.

Please revise to disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented as required by ASC 260-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-26 of Amendment No. 1.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications..

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any slide presentations presented at certain meetings conducted by the Company with potential investors in reliance on Section 5(d) of the Securities Act.

February 12, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1761 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Keith L. Halverstam

Keith L. Halverstam of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Roni Mamluk, Chief Executive Officer, Ayala Pharmaceuticals, Inc.

Peter N. Handrinos, Latham & Watkins LLP